Tech/Ops Sevcon, Inc.
155 Northboro Road
Soutborough
MA 01772

Tel  (508) 281 5510
Fax (508) 281 5520

www.techopssevcon.com

Mr. M. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

February 14, 2005

Dear Mr. James,

On behalf of Tech/Ops Sevcon, Inc. (the "Company"), we are transmitting herewith for filing under the Securities Exchange Act of 1934 a Form 10-K/A with respect to the fiscal year ended September 30, 2004.

The following responds to, and provides supplemental information required by, your letter to me of January 31, 2005, regarding the Form 10-K for the year ended September 30, 2004 that the Company filed with the Commission on December 27, 2004. We are sending courtesy copies of this letter and the Form 10-K/A, marked to indicate the change made to the Form 10-K as requested, by fax to you and to Ms. Julie Sherman.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

1. In future filings please revise the discussion of the bad debts and inventories discussions, to identify the estimates used and to describe the methodology used to determine the bad debt and inventory obsolescence reserves. Explain how changes in these estimates could impact the provisions recorded in each period.

     Response

     We will revise the bad debts and inventories discussions in future filings, to identify the estimates used and to describe the methodology used to determine the bad debt and inventory obsolescence reserves. We will explain how changes in these estimates could impact the provisions recorded in each period. In future filing we will provide disclosure in substantially the following form. The changed wording has been underlined.

     Bad Debts

     The Company estimates an allowance for doubtful accounts based on known factors related to the credit risk of each customer and management's judgment about the customer's business. Ten customers account for approximately 56% of the Company's sales. At September 30, 2004 the allowance for bad debts amounted to $192,000, which represented 3% of receivables.

     Because of the Company's long term relationships with the majority of its customers, in most cases, the principal bad debt risk to the Company arises from the insolvency of a customer rather than its unwillingness to pay. In addition, in certain cases the Company maintains credit insurance covering up to 90% of the amount outstanding from specific customers. The Company also carries out some of its foreign trade, particularly in the Far East, using letters of credit.

     The Company reviews all accounts receivable balances on a regular basis, concentrating on any balances that are more than 30 days overdue, or where there is an identified credit risk with a specific customer. A decision is taken on a customer-by-customer basis as to whether a bad debt reserve is considered necessary based on the specific facts and circumstances of each account. In general, the Company would reserve 100% of the receivable, net of any recoverable value added taxes or insurance coverages, for a customer that becomes insolvent or files for bankruptcy, and lesser amounts for less imminent defaults. To a lesser degree, the Company maintains a small bad debt reserve to cover the remaining balances based on historical default percentages.

     If the financial condition of any of the Company's customers is worse than estimated or were to deteriorate, resulting in an impairment of its ability to make payments, the Company's results may be adversely affected and additional allowances may be required. With the exception of a significant loss of $562,000 in fiscal 2001 relating to one US customer, credit losses have not been significant in the past ten years.

     Inventories

     Inventories are valued at the lower of cost or market. Inventory costs include materials, direct labor and manufacturing overhead, and are relieved from inventory on a first-in, first-out basis. The Company carries out a significant amount of customization of standard products and also designs and manufactures special products to meet the unique requirements of its customers. This results in a significant proportion of the Company's inventory being customer specific. The Company's reported financial condition includes a provision for estimated slow-moving and obsolete inventory that is based on a comparison of inventory levels with forecast future demand. Such demand is estimated based on many factors, including management judgments, relating to each customer's business and to economic conditions. The Company reviews in detail all significant inventory items with holdings in excess of estimated normal requirements. It also considers the likely impact of changing technology. It makes an estimate of the provision for slow moving and obsolete stock on an item-by-item basis based on a combination of likely usage based on forecast customer demand, potential sale or scrap value and possible alternative use. This provision represents the difference between original cost and market value at the end of the financial period. In cases where there is no estimated future use for the inventory item and there is no estimated scrap or resale value, a 100% provision is recorded. Where the Company estimates that only part of the total holding of an inventory item will not be used, or there is an estimated scrap, resale or alternate use value, then a proportionate provision is recorded. Once an item has been written down, it is not subsequently revalued upwards. The provision for slow moving and obsolete inventories at September 30, 2004 was $879,000, or 18% of the original cost of gross inventory. At September 30, 2003 the provision was $737,000, or 15% of gross inventory. If actual future demand or market conditions are less favorable than those projected by management, or if product designs change more quickly than forecast, additional inventory write-downs may be required, which may have a material adverse impact on reported results.

Results of Operations

2. In future filings, consider presenting a tabular comparison of your results in different periods by operating segment, with percentage changes, followed by your narrative discussion and analysis of the reasons for material changes and their implications. Refer to SEC Release No. 34-48960.

     Response

     In future filings we will provide a table in the MD&A in substantially the following form:

                                                     % change due to:
                                                                  Volume/
                                 2004      2003   Total  Currency  other
Sales
  Controls - to external
    customers                  27,101    20,730     31%        9%    22%
  Capacitors- to external
    customers                   2,049     2,383    -14%       10%   -24%
  Capacitors - inter-segment      218       326    -33%        7%   -40%
-------------------------------------------------------------------------
  Capacitors - total            2,267     2,709    -16%       10%   -26%
-------------------------------------------------------------------------
  Total sales to external
    customers                  29,150    23,113     26%        9%    17%
-------------------------------------------------------------------------

Gross Profit
  Controls                     10,546     7,510     40%        3%    38%
  Capacitors                      999     1,295    -23%        8%   -31%
-------------------------------------------------------------------------
  Total                        11,545     8,805     31%        4%    27%
-------------------------------------------------------------------------

Selling general and
  administrative expenses
    Controls                    9,572     7,563     27%        9%    18%
    Capacitors                    704       819    -14%        8%   -22%
    Unallocated corporate
      expense                    (297)     (272)     9%        0%     9%
-------------------------------------------------------------------------
  Total                        10,573     8,654     22%        8%    14%
-------------------------------------------------------------------------

Operating income
  Controls                        974       (53) -1938%      830% -2768%
  Capacitors                      295       476    -38%        8%   -46%
  Unallocated corporate expense  (297)     (272)     9%        0%     9%
-------------------------------------------------------------------------
  Total                           972       151    544%     -265%   809%
-------------------------------------------------------------------------

Other income and expense          (54)      (23)   135%      248%  -113%
-------------------------------------------------------------------------
Income before income taxes        918       128    617%     -357%   974%
Income taxes                     (307)      (45)   582%     -337%   919%
-------------------------------------------------------------------------
Net Income                        611        83    636%     -368%  1004%
-------------------------------------------------------------------------

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

3. In future filings please expand your discussion of foreign currency exchange rate market risk to include quantitative information in accordance with one of the three disclosure alternatives outlined in
     Item 305 of Regulation S-K.

     Response

     In future filings we will include such information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

4. In addition, we note your reference to Note (1) J., and refer you to General Instruction No. 6 to paragraph 305(a) and 305(b) of Regulation S-K which clearly states that you should present all the information called for by the item outside of the financial statements. Please confirm that you will comply with that guidance in all future filings.

     Response

     We agree. In future filings we will incorporate the necessary information in management's discussion and analysis rather than cross refer to the financial statement footnotes.

Consolidated Balance Sheet

5. We noted that other accrued expenses represent approximately 26% of total current liabilities. Supplementally, and in future filings, please state separately, in the balance sheet or in a note, any item included in accrued liabilities which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

     Response

     We agree. Set out below is an analysis of accrued expenses, including accrued compensation and related costs, at September 30, 2004 and 2003, which shows separately any items in excess of 5% of total current liabilities. In future filings we will combine accrued compensation and related costs with other accrued expenses on a singe line in the balance sheet labeled "Accrued expenses" and we will include a footnote which provides an analysis of Accrued expenses substantially in the following form:

X.  Accrued expenses

     Set out below is an analysis of other accrued expenses at September 30, 2004 and 2003 which shows separately any items in excess of 5% of total current liabilities.

                                                   (In thousands of dollars)
     -----------------------------------------------------------------------
                                                          2004         2003
     -----------------------------------------------------------------------
     Accrued compensation and related costs            $   979      $   792
     Warranty reserves                                     386          404
     Accrued director's pension                            201          205
     Other accrued expenses                                975          922
     -----------------------------------------------------------------------
     Total                                             $ 2,541      $ 2,323
     -----------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies

B.   Revenue Recognition

6. We noted that the company provides warranties for customers. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45.

     Response

     We agree. In future filings we will include a footnote which provides an analysis of product warranties, as required by paragraph 14 of FIN 45, substantially in the following form:

X.   Warranty Reserves

                                                   (In thousands of dollars)
     -----------------------------------------------------------------------
                                                          2004         2003
     -----------------------------------------------------------------------
     Balance at beginning of year                      $   404      $   296
     Decrease in opening balance for warranty
       obligations settled during the year                (331)        (xxx)
     Other changes to pre-existing warranties                6           xx
     Net increase in warranty reserves for
       products sold during the year                       307          xxx
     -----------------------------------------------------------------------
     Balance at end of year                            $   386      $   404
     -----------------------------------------------------------------------

E.   Stock-Based Compensation Plans

7. In future filings please ensure your pro forma table is presented in accordance with paragraph 2(e)(c) of SFAS 148. Your current presentation does not show the stock based employee compensation cost included in the determination of net income as reported or the stock based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards.

     Response

     We agree. In future 10-K filings we will amend the table in footnote E ("Stock based compensation plans") substantially in the following form:

                                                   (In thousands of dollars)
     -----------------------------------------------------------------------
                                                     2004     2003     2002
     -----------------------------------------------------------------------
     Net income - As reported                      $  611   $   83   $   57
     Pro forma effect of expensing stock
       options (net of income tax)                    (66)     (66)     (53)
     -----------------------------------------------------------------------
     Net income - Pro forma                        $  545   $   17   $    4
     -----------------------------------------------------------------------
     Basic net income per share -  As reported     $  .20   $  .03   $  .02
     Basic net income per share - Pro forma        $  .17   $  .01   $  .00

     Diluted net income per share - As reported    $  .19   $  .03   $  .02
     Diluted net income per share - Pro forma      $  .17   $  .01   $  .00
     -----------------------------------------------------------------------

8. In future filings expand your disclosure of the significant assumptions used to estimate the fair value of options and disclose the information for each year in which an income statement is presented. We note that you only disclosed the assumptions used for fiscal 2003 but not for fiscal 2004 or 2002. See paragraph 47 of SFAS 123.

     Response

     We agree. The assumptions used to estimate the fair value of the options issued should be disclosed for all three years. There were no options granted in 2004 and, as the fair value of options is measured at the date of grant, no assumptions were made in 2004. In future filings we will provide a table of the option pricing model assumptions substantially in the following form:

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

     -----------------------------------------------------------------------
                                                     2004     2003     2002
     -----------------------------------------------------------------------
     Risk-free interest rate                          N/A     3.0%     6.0%
     Expected dividend yield                          N/A     2.7%    1.25%
     Expected life (years)                            N/A       7        7
     Expected volatility of                           N/A      47%      48%
     -----------------------------------------------------------------------

     No options were granted in fiscal 2004.

G.   Inventories

9. Revise the note in future filings to disclose your policy for inventory obsolescence. Describe the methodology you use to determine the amounts written down in the reported periods. Your policy should reflect compliance with SAB Topic 5-BB.

     Response

     In future filings we will describe the methodology (in accordance with SAB Topic 5-BB) used to determine the amounts written down in the reported periods. Our proposed disclosure will be substantially in the following form:

     Inventories are valued at the lower of cost or market. Inventory costs include materials, direct labor and manufacturing overhead, and are relieved from inventory on a first-in, first-out basis. The Company's reported financial condition includes a provision for estimated slow-moving and obsolete inventory that is based on a comparison of inventory levels with forecast future demand. Such demand is estimated based on many factors, including management judgments, relating to each customer's business and to economic conditions. The Company reviews in detail all significant inventory items with holdings in excess of estimated normal requirements. It also considers the likely impact of changing technology. It makes an estimate of the provision for slow moving and obsolete stock on an item-by-item basis based on a combination of likely usage based on forecast customer demand, potential sale or scrap value and possible alternative use. This provision represents the difference between original cost and market value at the end of the financial period. In cases where there is no estimated future use for the inventory item and there is no estimated scrap or resale value, a 100% provision is recorded. Where the Company estimates that only part of the total holding of an inventory item will not be used, or there is an estimated scrap, resale or alternate use value, then a proportionate provision is recorded. Once an item has been written down, it is not subsequently revalued upwards. The provision for slow moving and obsolete inventories at September 30, 2004 was $879,000, or 18% of the original cost of gross inventory. At September 30, 2003 the provision was $737,000, or 15% of gross inventory.

I.   Translation of Foreign Currencies

10. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statements or the notes thereto. See paragraph 30 of SFAF 52.

     Response

     The amounts included in other income (expense) net were as follows:

                                                   (In thousands of dollars)
     -----------------------------------------------------------------------
                                                     2004     2003     2002
     -----------------------------------------------------------------------
     Foreign currency gain or (loss)                $ (26)  $   32   $   73
     -----------------------------------------------------------------------

     In future filings we will amend the caption in the Consolidated Statements of Income from "Other income (expense), net" to "Foreign currency gain or (loss)".

J.   Derivative Instruments and Hedging

11. Tell us supplementally and in future filings disclose the amount of the net gain or loss recognized in earnings during the reporting period. In addition, provide a description of the transactions that will result in the reclassification into earnings of gains or losses that are reported in other comprehensive income. See paragraphs 44 and 45 of SFAS 133 as amended.

     Response

     The Company utilizes purchased foreign currency exchange contracts which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales and inventory purchases denominated in foreign currency. Gains and losses on these instruments are deferred in other comprehensive income (OCI) until the underlying transaction is recognized in earnings. There were no ineffective amounts recorded in the accompanying financial statements for the three year period ended September 30, 2004. Qualifying cash flow hedges that are currently deferred in OCI will be reclassified into earnings as the underlying transactions are recognized. No currency cash flow hedges were discontinued during the year due to changes in expectations on the original forecasted transactions.

Note 2. Capital Stock

12. We noted that the company repurchased 18,569 'mature' shares from employees in fiscal 2002.

     a)   Please tell us what you mean by 'mature' shares.
     b) Tell us the terms of the repurchase, including the price paid to repurchase the shares, the amount of any premium paid for the shares, the amount of stock compensation expense recorded, when the related options exercised, and how much time elapsed between the exercise of the stock options and the company's repurchase.
     c)   Cite the accounting literature upon which you relied.

     Response

     a) By "mature" shares we mean shares that have been the property of the employee for more than 6 months and not subject to any restrictions imposed by the Company on the employees ability to sell the shares.

     b) 1. The Company's 1996 Equity Incentive Plan provides that the option exercise price may be paid in whole or in part in shares of Stock valued at fair market value on the date of purchase.
          2. The Company accepted payment for the exercise price of certain stock options and the associated withholding taxes in the form of mature shares valued at the market price on the respective date of exercise, which in 2002 ranged from $7.96 to $10.13 per share with a weighted average price of $8.26 per share. Therefore, as the transaction took place at market value, no premium was paid on the repurchase of the shares. The total credited to employees to repurchase the 18,569 shares was $153,000. In addition, employees who did not hold mature shares paid $39,000 in cash to the Company during fiscal 2002 in connection with the exercise of options.
          3. All of the share repurchases occurred at the time that the Options were exercised on varying dates between January 29, 2002 and July 22, 2002.
          4. In each case the employee had owned the shares repurchased for a period greater than 6 months.
          5. No stock compensation expense was recorded, or required, by the Company in accordance with APB #25.

     c) The Company accounted for equity compensation in accordance with APB #25 paragraph 10. For the definition of mature shares we referred to EITF abstract 84-18 and FASB interpretation 44.

Note 7. Segment Information

13. In future filings report revenues for each product or each group of similar products. This would be especially beneficial to investors with regards to the Electronic Controls segment since it is 93% of your revenues. See paragraph 37 of SFAS 131.

     Response

     In future filings we will provide an analysis of revenues in the controls business segment substantially in the following form:

                                                   (In thousands of dollars)
     -----------------------------------------------------------------------
                                                   2004      2003      2002
     -----------------------------------------------------------------------
     Electronic controllers for
       battery driven vehicles                  $17,171   $12,977   $xx,xxx
     Accessory and aftermarket
       products and services                      9,930     7,753     x,xxx
     -----------------------------------------------------------------------
     Total controls segment revenues            $27,101   $20,730   $20,100
     -----------------------------------------------------------------------

Item 9A. Controls and Procedures

14. Amend your filing to disclose management's conclusion regarding the effectiveness, not the design, of the registrant's disclosure controls and procedures as of the end of the period covered by the report. See
     Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).

     Response

     In accordance with your request, we are filing a Form 10-K/A to disclose management's conclusion that the Company's disclosure controls and procedures were "effective" as of the fiscal year-end evaluation.

     As discussed on the telephone with Ms. Julie Sherman, Staff Accountant, please note that we intended the original language of Item 9A in the Form 10-K to disclose management's conclusion regarding the effectiveness, as well as the design, of the Company's disclosure controls and procedures, and we believe that it does state that they were found to be effective. Specifically, the language in the Form 10-K says that management (i) evaluated the effectiveness of the disclosure controls and procedures and (ii) concluded that they were adequate, i.e., that they met the criterion (effectiveness) for which they were being evaluated. The opposite conclusion - that the controls and procedures were "inadequate" - necessarily would have meant that they were not effective.

In connection with this letter, as requested, the Company acknowledges that
(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments on the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further comments regarding this letter to me at the above address or you can contact me directly by fax on 011 44 191 497 9175 or by telephone on 011 44 191 497 9102.

Sincerely,





Paul A. McPartlin
Chief Financial Officer

cc: Ms. Julie Sherman, Staff Accountant, Securities and Exchange Commission Mr. Matthew Boyle, President and Chief Executive, Tech/Ops Sevcon, Inc. Mr. Paul B. Rosenberg, Chair, Audit Committee, Tech/Ops Sevcon, Inc. Mr. Matthew Dallett, Counsel, Palmer & Dodge LLP
     Mr. John Forbes, Grant Thornton LLP